# SEC Schedule 13D/A (Amendment No. 009) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUMACYTE, INC., CIK 0001818382
CUSIP: 020751103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Date of event which requires filing of this statement: 06/12/2026
Amends the filing with accession number 0001104659-21-112194
Filed by CIK 0000042872
Persons authorized to receive notices and communications: Robert A. Grauman, 145 West 86 Street, New York, New York (NY), 10024, 646 202-2932; Thomas D. Brouillard, Fresenius Medical Care Holdings, Inc., 920 Winter Street, Waltham, Massachusetts (MA), 02451-1547, 781 699 9000; Christof Koester, Fresenius Medical Care AG, Else-Kroener Strasse 1, Bad Homburg, Germany (2M), 61352, 011 49 6172 609 0

## Reporting persons
- Fresenius Medical Care Holdings, Inc. (CIK 0000042872): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (6.8% of the class)
- Fresenius Medical Care AG (CIK 0001333141): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HUMACYTE, INC.
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Comment: This Amendment No. 9 amends certain information contained in the Schedule 13D originally filed by Fresenius Medical Care Holdings, Inc., a New York Corporation ("FMCH") and Fresenius Medical Care AG a German stock corporation ("FME AG") on September 2, 2021, as previously amended by Amendment No. 1 filed December 1, 2023, Amendment No. 2 filed March 7, 2024, Amendment No 3 filed November 18, 2024, Amendment No 4 filed May 22, 2025, Amendment No 5 filed solely by FME AG on October 16 2025, Amendment No. 6 filed by FME AG and FMCH on January 9, 2026, Amendment No. 7 filed March 24, 2026, and Amendment No 8 filed Apil 27, 2026 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $0.0001 per share (the "Common Stock") of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the "Issuer" or "Humacyte"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Effective May 1, 2026 Ms. Mollie Miller was appointed a Vice President and Assistant Treasurer of FMCH.
Residence or business address: Ms. Miller's business address is c/o FMCH, at the address of FMCH set forth in the Schedule 13D.
Present principal occupation or employment: Ms. Miller's principal occupation or employment is as Director of Taxes at FMCH.
Criminal convictions in the last five years: During the last five years, Ms. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d) above.
Citizenship: Ms. Miller is a U.S. citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D (Amendment No. 9), FMCH is the beneficial owner of 18,312,735 shares of the Issuer's Common Stock, constituting approximately 6.8% of the Issuer's outstanding voting shares. Such percentage ownership is calculated by reference to a total of 269,638,156 shares outstanding as of June 12, 2026, comprising (i) 222,019,108 shares outstanding on May 11, 2026, as shown on the cover page of the Issuer's Form 10-Q filed May 13, 2026, plus (ii) 47,619,048 shares issued on June 12, 2025, as reported in the Issuer's Prospectus Supplement dated June 10, 2026. All such 18,312,735 Shares are issued and outstanding and owned directly by FMCH. Such 18,312,735 shares of Common Stock exclude any additional contingent shares of Common Stock that may be issued pursuant to the terms of the Business Combination Agreement described in the initial Schedule 13D, and FME AG and FMCH disclaim any present beneficial ownership of any such additional shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As the record owner of the 18,312,735 shares of Common Stock reported in this Schedule 13D (Amendment No 9), FMCH possesses voting and dispositive power over such shares. FME AG is the indirect sole shareholder of FMCH and may be deemed to be a beneficial owner of such shares.
Transactions in the class effected during the past sixty days: The decrease in the percentage beneficial ownership reported herein from 8.4% as reported in Schedule 13D (Amendments Nos. 7 and 8) to 6.8%, as reported herein, results solely from an increase in the number of outstanding shares of the Issuer's Common Stock subsequent to the filing of Amendment No. 8 to this Schedule 13D, as describe in Item 5(a). Neither FME AG nor FMCH has disposed of or acquired any shares of the Issuer's Common Stock subsequent to the filing of their initial Schedule 13D in September 2021.

## Signatures
- Fresenius Medical Care Holdings, Inc.: /s/ Mollie Miller, Mollie Miller, VP and Asst. Treasurer (06/15/2026)
- Fresenius Medical Care AG: /s/ ppa Angela Koelbl, Dr. Angela Koelbl, Registered Manager (Prokurist) (06/15/2026)
- Fresenius Medical Care AG: /s/ ppa Christof Koester, Christof Koester (Registered Manager (Prokurist) (06/15/2026)